Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2008

Mr. Michael W. Rogers
Chief Financial Officer
Indevus Pharmaceuticals, Inc.
33 Hayden Avenue
Lexington, MA   02421

Re: **Indevus Pharmaceuticals, Inc.**
       Form 10-K for the Year Ended September 30, 2007
       Filed December 12, 2007
       File No. 000-18728

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Agreements, page 13

1.   For each agreement, revise to disclose the following information:
      • The amounts paid/received to date;
      • Aggregate potential payments;

- Minimum purchase agreements;
- Term and termination provisions; and
- All other material terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

2.   Revise your disclosures related to estimates of items that reduce gross revenue such as reserves for returns and allowances as follows:
- Disclose the nature and amount of each accrual at the balance sheet date.
- Disclose the factors that you consider in estimating each accrual
- Disclose the major terms of material arrangements/agreements
- Disclose a roll forward of the liability for each estimate for each period presented showing the following:
     o Beginning balance,
     o Current provision related to sales made in current period,
     o Current provision related to sales made in prior periods,
     o Actual returns or credits in current period related to sales made in current period,
     o Actual returns or credits in current period related to sales made in prior periods, and
     o Ending balance.

3.   Please revise the disclosure to clarify why accounts receivable and inventory have increased significantly, but product sales have decreased.

Liquidity and Capital Resources, page 60

Analysis of cash flows, page 61

4.   Please revise the disclosure to address material changes in the underlying drivers such as where the actual usages and sources of cash existed especially in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. In discussing liquidity, explain large changes appearing on the statement of cash flows such as the $30,887 of cash *provided by* deferred revenues in the year ended September 30, 2007 compared to the $14,834 of cash *used for* deferred revenues in the year ended September 30, 2006. Discuss the underlying reasons for all such significant changes presented.

Item 13. Certain Relationships and Related Transactions and Director Independence,
page 67

5.   We note your disclosure in Note P in the Notes to the Financial Statements on
        page F-28 of your 10-K that you have or had agreements with certain directors
        and an officer to provide technical and consulting services. According to this
        disclosure, you owed or paid $857,000 in fiscal 2007, $357, 000 in fiscal 2006
        and $400,000 in fiscal 2005. Please revise your disclosure to identify the related
        parties referred to in these agreements and the policies and procedures relied upon
        to review, approve, and ratify the transactions as required by Item 404 of
        Regulation S-K. Additionally, tell us why you have not filed these agreements as
        exhibits. Refer to Item 601(b)(1)(ii)(A) of Regulation S-K.

Consolidated Financial Statements

B. Summary of Significant Accounting Policies

Inventory, page F-9

6.   Please revise your accounting policy to disclose a description of the nature of the
        cost elements capitalized in inventories, e.g., labor, overhead.

Revenue Recognition, page F-10

7.   Please revise your revenue recognition policy to address how your development
        committee participation obligations for the Madaus agreement impact the policy.

8.   Revise your deferred revenue policy here and in the MD&A to indicate to what
        extent and how you use any type of systematic method to recognize revenue that
        has been deferred.

Q. Product Agreements

Santura and Santura XR, page F-28

9.   You state on page F-30 that you are unable to determine the term of your
        performance obligations to provide know-how under the Madaus agreement.
        Please revise to disclose your performance obligations and why you are unable to
        determine the term. Also, please tell us why you believe your revenue
        recognition policy is appropriate since it appears you may have an indefinite
        performance obligation which may preclude revenue recognition.

*   *   *   *

Mr. Michael W. Rogers
Indevus Pharmaceuticals, Inc.
March 5, 2008
Page 4

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551- 3656 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney, at (202) 551- 3203 or Suzanne Hayes, Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant